

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2011

Via Email
Robert Qutub
Chief Financial Officer
Merrill Lynch & Co. Inc.
Bank of America Tower
One Bryan Park
New York, NY 10036

>   Re: **Merrill Lynch & Co., Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed March 1, 2011**
>   **Form 10-Q for the Quarter Ended March 31, 2011**
>   **Filed May 6, 2011**
>   **File No. 001-7182**

Dear Mr. Qutub:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via Email
       Peter Taube
       Chief Accounting Officer, Controller
       Lizbeth Applebaum
       Head of Accounting Policy
       Merrill Lynch & Co., Inc.